UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:                      Invesco Total Property Market Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1555 Peachtree Street, N.E.
Atlanta, GA 30309

Telephone Number (including area code):                                                                           (713) 626-1919

Name and address of agent for service of process:

John M. Zerr, Esquire
Invesco Advisers, Inc.
11 Greenway Plaza, Suite 2500
Houston, Texas 77046-1173

With copies of Notices and Communications to:

E. Carolan Berkley, Esquire
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [  ]                                NO [X]

Item 1.    Exact name of registrant.

Invesco Total Property Market Income Fund

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Registrant is a Delaware statutory trust.  The Registrant filed a certificate of trust with the Secretary of State of the State of Delaware on June 21, 2011.

Item 3.    Form of organization of registrant.

Delaware statutory trust.

Item 4.    Classification of registrant.

Management company.

Item 5.

(a) The Registrant is an closed-end management company.

(b) The Registrant intends to register as a “non-diversified” investment company for purposes of the Investment Company Act of 1940, as amended.

Item 6.    Name and address of each investment adviser of registrant.

Invesco Advisers, Inc.
1555 Peachtree Street, N.E.
Atlanta, GA 30309

Invesco Asset Management Deutschland GmbH
An der Welle 5, 1st Floor
Frankfurt, Germany 60322

Invesco Asset Management Limited
30 Finsbury Square
London, United Kingdom
EC2A 1AG
ENGLAND

Invesco Asset Management (Japan) Limited
25th Floor, Shiroyama Trust Tower
3-1, Toranoman 4-chome, Minato-Ku
Tokyo, Japan 105-6025

Invesco Australia Limited
333 Collins Street, Level 26
Melbourne Victoria 3000, Australia

Invesco Hong Kong Limited
32nd Floor
Three Pacific Place
1 Queen’s Road East
Hong Kong

Invesco Senior Secured Management, Inc.
1166 Avenue of the Americas, 27th Floor
New York, NY 10036

Invesco Trimark Ltd.
5140 Yonge Street
Suite 900
Toronto, ON, M2N 6X7

Item 7.     Name and address of each officer and trustee of the registrant.

Name and Address                                                      Position Held with the Trust

Philip A. Taylor                                                 President and Principal Executive Officer
11 Greenway Plaza, Suite 2500
Houston, Texas 77046-1173

Sheri Morris                                                      Treasurer and Principal Financial Officer
11 Greenway Plaza, Suite 2500
Houston, Texas 77046-1173

John M. Zerr                                                      Trustee, Secretary and Chief Legal Officer
11 Greenway Plaza, Suite 2500
Houston, Texas 77046-1173

Item 8.    Not applicable.

Item 9.

(a) The Registrant is not currently issuing and offering its securities directly to the public.

(b) Not applicable.

(c) Registrant intends to make a public offering at an undetermined time in the future.

(d) The Registrant does not currently have any outstanding or issued securities.

(e) Not applicable.

Item 10.  None

Item 11.  The Registrant has not applied and does not intend to apply for a license to operate as a small business investment company.

Item 12.  Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Houston and the state of Texas on the 7th day of July, 2011.

Invesco Total Property Market Income Fund

By:
/s/John M. Zerr
John M. Zerr, Sole Trustee

Attest:           /s/Stephen R. Rimes

           Stephen R. Rimes